Exhibit 99.7

English Convenience Translation of German Original In case of any discrepancies between the German Original and the English Translation, the German Original shall prevail.

Julius Bär Invest AG

Zurich

Creinvest AG

Zug

Report of the joint auditor

to the boards of directors

June 26, 2009

PricewaterhouseCoopers AG mit Standorten in Aarau, Basel, Bern, Chur, Genf, Lausanne, Lugano, Luzern, Neuenburg, Sitten, St. Gallen, Thun, Winterthur, Zug und Zürich bietet Wirtschaftsprüfung, Steuer-, Rechts- und Wirtschaftsberatung an. PricewaterhouseCoopers AG ist Mitglied eines globalen Netzwerks von rechtlich selbständigen und voneinander unabhängigen Gesellschaften, das in rund 150 Ländern weltweit vertreten ist.

English Convenience Translation of German Original In case of discrepancies between the German Original and the English Translation, the German Original shall prevail.

PricewaterhouseCoopers AG Grafenauweg 8 Postfach 4763 6304 Zug Telefon +41 58 792 68 00 Fax +41 58 792 68 10 www.pwc.ch

Report of the joint auditor

to the board of directors of the

companies involved in the merger between

Julius Bär Invest AG, Zurich, and

Creinvest AG, Zug

Julius Bär Invest AG, Zurich, and Creinvest AG, Zug, entered into a merger agreement on June 26, 2009 which provides for the merger of both companies, whereby Julius Bär Invest AG shall absorb Creinvest AG by means of a merger pursuant to article 3 para. 1 lit. a Merger Act. The merger is subject to the approval by the shareholders’ meeting of both companies which are both expected to take place on August 3, 2009 and to any other conditions provided for in the merger agreement. The merger will become effective upon its registration in the commercial register.

We have been engaged as joint auditor by the boards of directors of Julius Bär Invest AG and Creinvest AG, respectively, in accordance with article 15 para. 1 Merger Act.

The boards of directors of the companies involved in the merger are responsible for the preparation and content of the merger agreement, the merger report and the (interim) balance sheet on which the merger shall be based as well as their compliance with the relevant legal provisions. Our task is to verify and asses, in accordance with article 15 Merger Act, the merger agreement, the merger report and the (interim) balance sheet on which the merger shall be based. We confirm that we comply with all legal requirements regarding authorization and independence.

Our audit was carried out according to the principles of the “Empfehlung PE 800-1: Prüfung nach dem Bundesgesetz über Fusion, Spaltung, Umwandlung und Vermögensübertragung”. Accordingly, an audit must be planned and executed in a way so that material misstatements can be detected with reasonable certainty.

According to the merger agreement, the shareholders of Creinvest AG, with the exception of Julius Bär Invest AG itself, shall only receive a compensation in accordance with article 8 para. 2 Merger Act. The compensation shall be made in the form of shares of Julius Bär Holding AG, Zurich, the holding company of Julius Bär Invest AG, as well as a possible surplus settlement.

Concurrently with the merger, Creinvest AG will be dissolved without liquidation and Julius Bär Invest AG will absorb Creinvest’s assets and liabilities by means of universal succession. The absorption of the assets and liabilities of Creinvest AG shall be based on their book value pursuant to the interim balance sheet as per April 30, 2009, which has been audited by its statutory auditor.

In accordance with article 15 Merger Act, we have reviewed the merger agreement of June 26, 2009, the joint merger report of both boards of directors of June 26, 2009 and the interim balance sheet of Creinvest AG as per April 30, 2009, on which the merger shall be based, in relation to

English Convenience Translation of German Original In case of discrepancies between the German Original and the English Translation, the German Original shall prevail.

aspects which are relevant for the valuation, and have taken the necessary audit actions for the relevant circumstances. In our opinion, our audit provides an adequate basis for our judgment.

In particular, our review activities comprised:

•                  Review of the merger agreement, the merger report and the interim balance sheet of Creinvest AG as per April 30, 2009 on which the merger shall be based, and analysis of the considerations of the boards of directors of Creinvest AG and Julius Bär Invest AG with regard to their choice of method for the calculation of the compensation amount;

•                  Review of the principles that were applied to the determination of the compensation amount with regard to their actuality, adequacy and any particularities that must be considered;

•                  Examination of the implementation of the method chosen for the calculation of the compensation amount and review of the plausibility of assumptions, deviations and other considerations regarding the valuation of Creinvest AG;

•                  Interviews of individual members of the board of directors and the management board of both companies;

•                  Mathematical review of the calculation of the planned compensation for the shares of Creinvest AG with shares of Julius Bär Holding AG.

Our judgment is based on information resulting from the documents that were to be verified and the interviews of the members of the boards of directors and the management boards as they can be judged from a present-day perspective. In doing so, we relied on the assumption that the provided information was complete and adequate with regard to all material aspects. Our review activities were concluded on June 26, 2009. Facts and developments which have occurred after such date or about which we had not been informed until such date, have not been taken into account.

We have reached the following conclusions:

The parties have agreed that the shareholders of Creinvest AG, with the exception of Julius Bär Invest AG itself, shall only receive a compensation pursuant to article 8 para. 2 Merger Act. The compensation shall be made in the form of shares of Julius Bär Holding AG, Zurich, the holding company of Julius Bär Invest AG, as well as a possible surplus settlement. Upon completion of the merger, all shareholders of Creinvest AG, with the exception of Julius Bär Invest itself, shall receive for each share of Creinvest AG the number of shares of Julius Bär Holding AG that are calculated in accordance with the calculation method as defined in appendix 2 of the merger agreement. The boards of directors of Julius Bär Invest AG and Creinvest AG base their choice of a compensation in the form of shares of Julius Bär Holding (and a possible surplus settlement) on the fact that the shareholders of Creinvest AG will receive, in the place of their listed Creinvest-shares, shares of Julius Bär Holding AG which are also listed and marketable and can therefore be disposed. In addition, this procedure allows an integration of Creinvest AG in the Julius Bär-Group without having to give up full control of Julius Bär Invest AG by Julius Bär Holding AG.

English Convenience Translation of German Original In case of discrepancies between the German Original and the English Translation, the German Original shall prevail.

The parties to the merger have agreed on a calculation of the compensation amount based on the net asset value of Creinvest AG, calculated according to IFRS-principles, as per the due date (the “Due Date” shall be the Monday preceding the date of the Calculation Date and is currently expected to be July 27, 2009; the “Calculation Date” shall be the Thursday preceding the Creinvest shareholders’ meeting and is currently expected to be July 30, 2009) (the “Due Date NAV”). A discount of 1% will be applied to such value. The calculation will further be based on the average of the volume weighted average daily trading price of the shares of Julius Bär Holding AG during the last 5 trading days preceding the Calculation Date (presumably from July 24, 2009 until July 30, 2009). The parties justify their choice of the consolidated net asset value method, which is calculated by IFRS-principles, for the valuation of Creinvest AG as follows: Creinvest AG is an investment company which invests in hedge funds all over the world. Therefore, the basis for the valuation of funds and funds of funds respectively or investment companies should be a valuation which is close to the market and according to fair value which, in case of investment companies, corresponds to the consolidated net asset value calculated in accordance with IFRS-principles. Furthermore, the market maker and Creinvest AG have ensured over several years that the share price has developed more or less in line with the development of the net asset value of the company. We consider the calculation of the compensation amount as agreed by the parties to be adequate and justifiable.

With reference to article 15 para. 4 Merger Act, we summarize our judgment as follows:

•      The applied method of determination of the compensation amount is adequate. The compensation is justifiable.

PricewaterhouseCoopers AG

Markus Schmid	Adrian Keller
Audit expert	Audit expert
Managing auditor

Zug, June 26, 2009

Annexes (attached to the original report):

•                  Merger agreement dated June 26, 2009

•                  Interim balance sheet of Creinvest AG as per April 30, 2009, on which the merger shall be based